February 9, 2006
April Sifford
Branch Chief
Securities and Exchange Commission
United States & Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	H.J. Heinz Company
Form 10-K for Fiscal Year Ended April 27, 2005
Filed June 17, 2005
File No. 1-03385
Dear Ms. Sifford:
          Set forth below are our responses to the comments made in your letter dated January 26, 2006.
Form 10-K for the year ended April 27, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Years Ended April 27, 2005 and April 28, 2004, page 13
1.	We note the decline in your effective tax rate for the three years presented and the impact of this trend on your income from continuing operations and related earnings per share. Describe if you reasonably expect this known trend to continue, and if so, how it will impact income from continuing operations and any known events that will cause a material change in this relationship, as required by Regulation S-K Item 303(a)(3)(ii).
Response
While we agree with the Staff’s observation regarding the decrease in our effective tax rate from 36.1% in 2003 to 30.5% in 2005, we believe more than two years of data are necessary for appropriate analysis before we could comment on changes being representative of a trend. Over the past 5 years our effective tax rate has been primarily impacted from tax consequences of changes in tax laws, corporate restructurings and most recently from changes in the capital structure in certain foreign subsidiaries, foreign tax credits and the settlement of tax audits.

At the time we prepared our Form 10-K for the year ended April 27, 2005, we anticipated, based on our budget for fiscal 2006, that the effective tax rate for fiscal year 2006 would be between 31.0% and 33.0% which is approximately the mid-point of the effective income tax rate for the past two years. While we continue to have a reasonable basis to believe that a downward movement in the effective tax rate will not continue, there could be events, such as further tax audit settlements, that could have a favorable impact on our effective tax rate. The timing of each settlement is not readily determinable. Likewise, other matters arising out of the normal course of business equally could have an adverse impact on our effective tax rate.
In our quarterly reports on Form 10-Q for the first and second quarters of fiscal year 2006 (which ended July 27, 2005 and October 26, 2005, respectively) we have disclosed the estimated effective tax rate for fiscal year 2006. In future filings if we reasonably expect a known trend to continue and anticipate that such a trend may significantly impact future operating results, we will disclose the anticipated effective tax rate for the next fiscal year.
Liquidity and Financial Position, page 19
2.	You have discussed a $125 million tax pre-payment as a reason for reduced cash flow from operations. On page 49 in Note 6 of your financial statements, you disclose that you incurred a $124.9 million foreign liability that was settled in the third quarter of 2005. Tell us in greater detail the nature of the item and how it has impacted and will impact your financial statements. Revise your discussion and footnote as appropriate to consistently describe this item and its impact on your financial position and results of operations.
Response
The following describes the nature of the item in detail and explains how it has or will impact our financial statements:
In Q-3 of fiscal 2004 the operations of two foreign subsidiaries were reorganized by way of a contribution of assets and liabilities to a newly formed foreign subsidiary. As a result of this reorganization, the tax bases in certain assets (principally inventory and intangibles) in the hands of the new company were stepped up to fair market value, an incremental increase in tax basis of approximately $657 million. Under then existing law, a tax liability of approximately $125 million at current exchange rates was created equal to 19% of the increase in tax basis. Because the step-up in tax basis was realized by way of an intercompany transaction, the accounting is governed by ARB 51, as specified by paragraph 9(e) of FAS 109 (see also paragraph 7 of EITF 98-11).

The $125 million (about $110 million at fiscal year 2004 exchange rates) tax liability was recorded in Q-3 of fiscal 2004 and was paid in cash in Q-3 of fiscal 2005. An equal and offsetting debit was recorded to long-term prepaid tax assets in Q-3 of fiscal 2004. In accordance with paragraph 9(e) of FAS 109, no deferred tax was recorded on the book/tax basis difference created by the step-up. The prepaid tax asset is being amortized to tax expense to match the foreign tax amortization of the stepped up tax basis in the assets. For example, if 20% of the tax amortization is deducted on the tax return, then 20% of the prepaid tax is amortized in the same period. The result is a net benefit equal to the tax benefit on the tax amortization at the full statutory tax rate (currently 37.5%) minus the write-off of the 19% prepaid tax. The Company expects to realize net tax benefits of approximately $120 million over the amortization periods of one to 18 years.
In an effort to enhance our disclosure, we propose to revise the disclosure in our tax footnote and MD&A in our Form 10-K for our annual period ended May 3, 2006, as follows:
During the third quarter of fiscal 2004, the Company reorganized certain of its foreign operations, resulting in a step-up in the tax basis of certain assets. As a consequence, the Company incurred a foreign income tax liability of $125 million, which was offset by an equal amount of prepaid tax asset. The tax liability was paid in the third quarter of fiscal 2005. The prepaid tax asset is being amortized to tax expense to match the amortization of the stepped up tax basis in the assets. As a result of the step-up, the Company expects to realize a tax benefits in excess of the tax liability paid. Accordingly, cash flow and tax expense are expected to be improved by $120 million over the amortization period.
Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 38
3.	We note your presentation of the effect of discontinued operations. Statement of Financial Accounting Standards (SFAS) Number 95 requires all cash flows to be reported as either an operating, investing or financing activity. SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Revise your statements of cash flows accordingly.
Response
In response to the Staff’s comments, we are providing the following supplemental information about the cash flows from discontinued operations reflected in our previously reported statement of cash flows.

The cash flows from discontinued operations presented on our consolidated cash flows statement represent the cash flows of the businesses which were spun-off to Del Monte in fiscal year 2003. The $28.2 million cash inflow from these businesses in fiscal year 2005 represents solely cash flows from operations and reflects the favorable settlement of tax liabilities related to the businesses spun-off. There was no impact on cash flows from these spun-off businesses in fiscal year 2004. The $102.2 million net cash inflow from these businesses in fiscal year 2003 (the year of the spin-off) is comprised of a $219.7 million cash inflow from operating activities and a $117.4 million cash outflow from investing activities, primarily capital expenditures.
SFAS 95 does not require separate disclosure of cash flows pertaining to discontinued operations; however, we elected to separately disclose cash flows from discontinued operations related to the business spun-off to Del Monte and have done so in a consistent manner for all periods presented. Many registrants did not view that SFAS 95 explicitly addressed the form of reporting cash flows from discontinued operations, except to do so consistently, as demonstrated by diversity in practice. We are aware that at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, the SEC Staff remarked that discontinued operations are being reported in increasing numbers under FAS 144, but observed that there is diversity in practice regarding presentation in the statement of cash flows. While FAS 144 permits a company to distinguish a discontinued component’s cash flows from its ongoing operations, the SEC Staff noted, however, that FAS 144 does not amend FAS 95. We understand that the SEC Staff cautioned that FAS 95 does not support either (1) aggregating, into a single line item in the statement of cash flows, the various cash flows that resulted from operating, investing, and financing activities associated with discontinued operations or (2) presenting within the single category of “operating cash flows” all the operating, investing, and financing cash flows that resulted from discontinued operations.
The only year impacted by aggregating cash flows from discontinued operations is fiscal year 2003 and this is the earliest year presented and will no longer be presented in future filings. We do not believe that this presentation in fiscal 2003 is qualitatively material to the statement of cash flows as a whole or when compared to the subtotals of cash provided by operating activities and cash used for investing activities. Additionally, the amounts presented as cash flows from discontinued operations do not change any of the subtotals to be cash flows “used for” activities rather than cash flows “provided by” activities. Nor do the amounts as presented mask a trend in cash flows from any category.
Furthermore, we do not believe the cash flows provided by discontinued operations as presented in the statement of cash flows would impact the judgment of a reasonable person in assessing the overall financial condition, results of operations or cash flows of the Company in these three periods. Therefore, we believe that no restatement of prior periods is warranted.

Notwithstanding the above, in future filings we will, however, change the line item “Effect of discontinued operations” on the statement of cash flows to read “Cash provided by operating activities of discontinued operations spun-off to Del Monte.”
Note 7 — Debt, page 49
4.	We note your new $2.0 billion credit agreement which supports your commercial paper borrowings and remarketable securities. File this agreement as an exhibit or incorporate such document by reference as required by Regulation S-K Item 601(a) and (b)(10).
Response
We will file this agreement as an exhibit to our fiscal year 2006 third quarter Form 10-Q which we anticipate filing on February 28, 2006.
Note 7 — Debt, page 50
5.	You have disclosed that SFAS No. 150 applies to your mandatorily redeemable preferred shares. Revise your disclosure to provide all the disclosures required under SFAS No. 150, paragraphs 26-28, or tell us why such disclosures are not required.
Response
We believe that we have complied with paragraphs 26 and 27(a) of SFAS No. 150 with our current disclosure, which we will enhance in future filings as follows:
The adoption of SFAS No.150 required the classification of Heinz Finance’s 3,250 mandatorily redeemable preferred shares to change prospectively from minority interest to long-term debt. Each share of preferred stock is entitled to annual cash dividends at a rate of 6.226% or $6,226 per share. On July 15, 2008, each share will be redeemed for $100,000 in cash for a total redemption price of $325 million.
The preferred shares may only be redeemed on the redemption date and may only be settled for cash. Since the preferred shares do not provide for the settlement features described in paragraphs 27(b) -27(f), these disclosures are not applicable. Paragraph 28 does not apply as both the H.J. Heinz Company and Heinz Finance Company have outstanding equity instruments other than the preferred stock.

Summary:
The Company believes that the above responses have addressed the staff’s comments included in your letter of January 26, 2006. Although the Company believes our proposed disclosures in response to the staff’s comments will enhance our public disclosures, the Company does not believe the proposed changes are significant enough to warrant an amendment of our Form 10-K. As a result, the Company proposes to make the changes in the prospective filings as discussed in our responses. We acknowledge that:
•	The company is responsible for adequacy and accuracy of disclosure in filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any questions or need additional information, please contact Edward J. McMenamin, Senior Vice President and Corporate Controller, by telephone (412) 456-6044 or by facsimile (412) 456-6059.

Sincerely,

/s/ Arthur B. Winkleblack

Arthur B. Winkleblack Executive Vice President and Chief Financial Officer

cc:	Edward McMenamin Ted Bobby